CUSIP No. 903214104	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

UNUM THERAPEUTICS INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

903214104
(CUSIP Number)

Mr. Tomas Kiselak
Fairmount Funds Management LLC
2001 Market Street
Suite 2500
Philadelphia, PA 19103
(267) 760-4066
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to-

Michelle E.P. Nuñez Foley & Lardner LLP 111 Huntington Avenue Boston, MA 02199 (617) 226-3139	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

July 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 903214104	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,482,460(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,482,460(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,482,460(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA
(1)
The securities include (a) 6,235,903 shares of common stock, $0.001 par value (“Common Stock”), and (b) 1,246,557.30 (rounded to 1,246,557 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 1,246.557 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.  The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,431,017 shares of Common Stock outstanding as of July 6, 2020.

CUSIP No. 903214104	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,376,772(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,376,772(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,376,772(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%(2)
14	TYPE OF REPORTING PERSON PN
(1)
The securities include (a) 1,147,406 shares of common stock, $0.001 par value (“Common Stock”), and (b) 229,366.54 (rounded to 229,366 for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 229.366 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.  The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,431,017 shares of Common Stock outstanding as of July 6, 2020.

CUSIP No. 903214104	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,105,687(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,105,687(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,105,687(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.31%(2)
14	TYPE OF REPORTING PERSON IA
(1)
The securities include (a) 5,088,497 shares of common stock, $0.001 par value (“Common Stock”), and (b) 1,017,190.76 (rounded to 1,017,191 for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 1,017.191 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.  The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation.

(2)	Based on 37,431,017 shares of Common Stock outstanding as of July 6, 2020.

CUSIP No. 903214104	Page 5 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D, dated July 6, 2020, relates to the common stock, $0.001 par value (“Common Stock”), of Unum Therapeutics Inc. (the “Company” or “Unum”).  The address of the principal executive offices of the Company is 200 Cambridge Park Drive, Suite 3100, Cambridge, Massachusetts 02140.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund GP LLC, a Delaware limited liability company (“Fairmount GP”); and (3) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II”) (Fairmount Funds Management, Fairmount GP, and Fairmount GP II, collectively, the “Reporting Persons”).  The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

(b)	The principal business address of the Reporting Persons is 2001 Market Street, Suite 2500, Philadelphia, PA 19103.
(c)
The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP (collectively, the “Clients”).  Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP.  Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP.  Fairmount Funds Management has voting and dispositive power over the Common Stock held by the Clients, which is deemed shared with Fairmount GP, and Fairmount GP II.  The Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

CUSIP No. 903214104	Page 6 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 7,482,460 shares of Common Stock of the Company, which is comprised of (a) 6,235,903 shares of Common Stock, and (b) 1,246,557.30 (rounded to 1,246,557 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 1,246.557 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.  The securities reported herein exclude shares of Common Stock issuable upon conversion of shares of Preferred Stock in excess of the beneficial ownership limitation.  The reported shares were acquired pursuant to the merger described below in Item 4.  Fairmount Funds Management, Fairmount GP, and Fairmount GP II do not own any Common Stock directly but are deemed to beneficially own Common Stock held by the Clients.  Fairmount Funds Management, Fairmount GP, and Fairmount GP II disclaim beneficial ownership of such Common Stock, except to the extent of their pecuniary interest therein.
Item 4.	Purpose of Transaction

The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of July 6, 2020.  The Reporting Persons’ securities include (a) 6,235,903 shares of Common Stock, and (b) 1,246,557 shares of Common Stock issuable upon conversion of 1,246.557 shares of Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
Agreement and Plan of Merger
On July 6, 2020, Unum completed its business combination with Kiq Bio LLC (formerly Kiq LLC), a Delaware limited liability company (“Kiq”), in accordance with the terms of the Agreement and Plan of Merger, dated July 6, 2020 (the “Merger Agreement”), by and among Unum, Utah Merger Sub 1 LLC, a Delaware limited liability company and a wholly owned subsidiary of Unum (“First Merger Sub”), Utah Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of Unum (“Second Merger Sub”), and Kiq.  Pursuant to the Merger Agreement, First Merger Sub merged with and into Kiq, pursuant to which Kiq was the surviving entity and became a wholly owned subsidiary of Unum (the “First Merger”).  Immediately following the First Merger, Kiq merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the “Merger”).
Prior to the Merger, the Clients held all of the interests in Kiq.  Under the terms of the Merger Agreement, at the closing of the Merger, Unum issued to the Clients 6,235,903 shares of Common Stock and 44,687 shares of Preferred Stock.
On July 6, 2020, Unum filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Merger and the Financing (discussed below).

CUSIP No. 903214104	Page 7 of 12 Pages

Holders of Preferred Stock are entitled to receive dividends on shares of Preferred Stock equal, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock.  Except as otherwise required by law, the Preferred Stock does not have voting rights. However, as long as any shares of Preferred Stock are outstanding, Unum will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock, (b) alter or amend the Certificate of Designation for the Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Preferred Stock, (d) increase the number of authorized shares of Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal (as discussed below) or at any time while at least 40% of the originally issued Preferred Stock remains issued and outstanding, consummate a Fundamental Transaction (as defined in the Certificate of Designation) or (f) enter into any agreement with respect to any of the foregoing.  The Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of Unum.
Following stockholder approval of the Conversion Proposal, each share of Preferred Stock is convertible into shares of Common Stock at any time at the option of the holder thereof, into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Preferred Stock is prohibited from converting shares of Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than 19.99% of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.
The foregoing description of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.
Immediately following the closing of the Merger, (i) the former Kiq securityholders as of immediately prior to the Merger owned approximately 60.8% of Unum on a fully-diluted basis and (ii) Unum stockholders as of immediately prior to the Merger owned approximately 39.2% of Unum on a fully-diluted basis.  On a pro forma basis and based upon the number of shares of Common Stock and Preferred Stock issued in the Merger and the Financing (as defined below), Unum equity holders immediately prior to the acquisition will own approximately 16.2% of Unum on a fully-diluted basis.  Approximately 30.7% of Common Stock outstanding immediately after the Merger is held by stockholders subject to lock-up restrictions, pursuant to which such stockholders have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, for a period of 90 days following the closing of the Merger.
Pursuant to the Merger Agreement, Unum has agreed to hold a stockholders’ meeting to submit the following matters to its stockholders for their consideration: (i) the approval of the conversion of the Preferred Stock into shares of Common Stock in accordance with Nasdaq Listing Rule 5635(a) (the “Conversion Proposal”), (ii) the approval of an amendment to the certificate of incorporation of Unum to authorize sufficient shares of Common Stock for the conversion of the Preferred Stock issued pursuant to the Merger Agreement and the Securities Purchase Agreement (as described below) (the “Charter Amendment Proposal,” and together with the Conversion Proposal, the “Meeting Proposals”) and (iii) the approval of a reverse stock split of all outstanding shares of Common Stock for the purpose of maintaining compliance with Nasdaq listing standards, if deemed necessary by Unum.  In connection with the these matters, Unum intends to file with the Securities and Exchange Commission (“SEC”) a proxy statement and other relevant materials.

CUSIP No. 903214104	Page 8 of 12 Pages
The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.
The Merger Agreement has been included to provide information regarding its terms.  It is not intended to provide any other factual information about Unum or Kiq.  The Merger Agreement contains representations, warranties and covenants that Unum and Kiq made to each other as of specific dates.  The assertions embodied in those representations, warranties and covenants were made solely for purposes of the Merger Agreement between Unum and Kiq and may be subject to important qualifications and limitations agreed to by Unum and Kiq in connection with negotiating its terms, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement.  Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to other shareholders, or may have been used for the purpose of allocating risk between Unum and Kiq rather than establishing matters as facts.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Unum’s public disclosures.  For the foregoing reasons, no person should rely on the representations and warranties as statements of factual information at the time they were made or otherwise.
Support Agreements
In connection with the execution of the Merger Agreement, Unum and Kiq entered into stockholder support agreements (the “Support Agreements”) with Unum’s directors and certain officers and the Clients.  The Support Agreements provide that, among other things, each of the Clients has agreed to vote or cause to be voted all of the shares of Common Stock owned by such stockholder in favor of the Meeting Proposals at the Unum stockholders’ meeting to be held in connection therewith.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Support Agreement, which is provided as Exhibit A to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
Lock-up Agreements
Concurrently and in connection with the execution of the Merger Agreement, the Clients, and the directors and officers of Unum as of immediately following the Merger entered into lock-up agreements with Unum and Kiq, pursuant to which each stockholder will be subject to a 90 day lockup on the sale or transfer of shares of Common Stock held by each such stockholder at the closing of the Merger, including those shares received by the Clients in the Merger (the “Lock-up Agreements”).

CUSIP No. 903214104	Page 9 of 12 Pages
The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is provided as Exhibit C to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
Contingent Value Rights Agreement
The Merger Agreement contemplates that within 30 days following the Closing, Unum and the Rights Agent (as defined therein) will execute and deliver a contingent value rights agreement (the “CVR Agreement”), pursuant to which each holder of Common Stock as of immediately prior to the effective time shall be entitled to one contractual contingent value right issued by Unum, subject to and in accordance with the terms and conditions of the CVR Agreement, for each share of Common Stock held by such holder.  Each contingent value right shall entitle the holder thereof to receive certain Common Stock and/or cash payments from the net proceeds, if any, related to the disposition of Unum’s legacy cell therapy assets within three years following the Closing.  The contingent value rights are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the CVR Agreement, which is provided as Exhibit C to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
Private Placement and Securities Purchase Agreement
On July 6, 2020, Unum entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein, including the Clients (collectively, the “Investors”).
Pursuant to the Purchase Agreement, Unum agreed to sell an aggregate of approximately 118,636 shares of Preferred Stock for an aggregate purchase price of $104,400,000 (collectively, the “Financing”).  Each share of Preferred Stock is convertible into 1,000 shares of Common Stock, as described above.  The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Preferred Stock are set forth in the Certificate of Designations.  The Clients are purchasing 22,727 shares of Preferred Stock.
The closing of the Financing is expected to occur on July 9, 2020 (the “Financing Closing Date”).
The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 903214104	Page 10 of 12 Pages
Registration Rights Agreement
On the Financing Closing Date, in connection with the Purchase Agreement, Unum intends to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, Unum will prepare and file a resale registration statement with the SEC within 90 calendar days following the Financing Closing Date (the “Filing Deadline”).  Unum will use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement).
The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.
The Reporting Persons may make purchases of shares of Common Stock in the future and may also dispose of any or all the shares of Common Stock held by them.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, and the Reporting Persons may dispose of any or all the shares of Common Stock which they hold on behalf of the Clients.
Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 37,431,017 shares of Common Stock outstanding on July 6, 2020.  The Reporting Persons’ securities include (a) 6,235,903 shares of Common Stock, and (b) 1,246,557 shares of Common Stock issuable upon conversion of 1,246.557 shares of Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.
Fairmount Funds Management is the investment manager or adviser to the Clients, and has voting and dispositive power over shares of Common Stock held on behalf of the Clients.  Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP, and Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP, and are deemed to share voting and dispositive power over shares of Common Stock held on behalf of the Clients in their capacity as general partners.

CUSIP No. 903214104	Page 11 of 12 Pages
Other than the Merger and the Financing discussed above, the Reporting Persons have not had any transactions in the Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Fairmount Funds Management is entitled to a fee for managing and advising the Clients, based upon a percentage of the net asset value of the Clients.  Fairmount GP serves as the general partner to Fairmount Healthcare Fund LP and is entitled to an allocation of a portion of net profits, if any, generated by the Fund.  Fairmount GP II serves as the general partner to Fairmount Healthcare Fund II LP and entitled to an allocation of a portion of net profits, if any, generated by the Fund.
Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.
99.2
Agreement and Plan of Merger, dated July 6, 2020, by and among Unum Therapeutics Inc., Utah MergerSub 1 LLC, Utah Merger Sub 2 LLC and Kiq LLC (incorporated by reference to Exhibit 2.1 of Unum’s Form 8-K filed with the SEC on July 6, 2020, File No. 001-38443).

99.3	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of Unum’s Form 8-K filed with the SEC on July 6, 2020, File No. 001-38443).
99.4
Securities Purchase Agreement, dated as of July 6, 2020, by and among Unum Therapeutics Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 of Unum’s Form 8-K filed with the SEC on July 6, 2020, File No. 001-38443).

99.5
Form of Registration Rights Agreement, by and among Unum Therapeutics and certain purchasers (incorporated by reference to Exhibit 10.2 of Unum’s Form 8-K filed with the SEC on July 6, 2020, File No. 001-38443).

CUSIP No. 903214104	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement July 9, 2020.

FAIRMOUNT FUNDS MANAGEMENT LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member
FAIRMOUNT HEALTHCARE FUND GP LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member
FAIRMOUNT HEALTHCARE FUND II GP LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Unum Therapeutics Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
Date: July 9, 2020

FAIRMOUNT FUNDS MANAGEMENT LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member
FAIRMOUNT HEALTHCARE FUND GP LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member
FAIRMOUNT HEALTHCARE FUND II GP LLC By: /s/ Peter Harwin /s/ Tomas Kiselak Peter Harwin Tomas Kiselak Managing Member Managing Member